SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549


                     _______________________

                           FORM 11-K




(Mark One)

          [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
          THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

            For the Fiscal Year ended March 30, 1994

                               OR

          [   ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF
          THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

           For the transition period from      to



                 Commission file number 0-10180


                     ______________________



            COMPUTER ASSOCIATES SAVINGS HARVEST PLAN
                    (Full Title of the Plan)






            Computer Associates International, Inc.
                  One Computer Associates Plaza
                  Islandia, New York 11788-7000
     (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ITEM 1.   Financial Statements and Exhibits.

     (a) The financial statements filed herewith consist of the following:

Report of Independent Auditors............................F-1

Statement of Net Assets Available for Benefits
  - March 30, 1994 and 1993...............................F-2

Statement of Changes in Net Assets Available for
    Benefits Years Ended March 30, 1994 and 1993..........F-5

Notes to Financial Statements - March 30, 1994............F-7

Item 27a-Schedule of Assets Held For Investment Purposes
     as of March 30, 1994.................................F-12

Item 27d-Schedule of Reportable Transactions
     as of March 30,1994..................................F-13

     (b)  The exhibits filed in connection with this Annual
Report are as follows:


     Exhibit Number           Document

     Exhibit 23 (a)           Consent of Ernst & Young LLP



                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee (who administer the Computer Associates Savings Harvest Plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                              Computer Associates
                              Savings Harvest Plan



Date:  August 31, 1994           By:/s/Peter Schwartz
                                 Peter Schwartz
                                 Member, Plan Committee

             Financial Statements and Schedules

                     Computer Associates
                    Savings Harvest Plan


             Years ended March 30, 1994 and 1993
             with Report of Independent Auditors

          Computer Associates Savings Harvest Plan

             Financial Statements and Schedules


             Years ended March 30, 1994 and 1993



                          CONTENTS

Report of Independent Auditors                                  F-1

Audited Financial Statements
Statements of Net Assets Available for Benefits                 F-2
Statements of Changes in Net Assets Available for Benefits      F-5
Notes to Financial Statements                                   F-7


Schedules
Item 27a-Schedule of Assets Held for Investment Purposes       F-12
Item 27d-Schedule of Reportable Transactions                   F-13




                Report of Independent Auditors

Administrative Committee
Computer Associates Savings Harvest Plan

We have audited the accompanying statements of net assets available for benefits of Computer Associates Savings Harvest Plan as of March 30, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Computer Associates Savings Harvest Plan at March 30, 1994 and 1993, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules 27a-schedule of assets held for investment purposes as of March 30, 1994 and 27d-schedule of reportable transactions for the year ended March 30, 1994, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1994 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 financial statements taken as a whole.

                                          Ernst & Young LLP

July 15, 1994




                    Computer Associates Savings Harvest Plan

                 Statement of Net Assets Available for Benefits

                                 March 30, 1994


                                                                                U.S. Equity
                                                Intermediate                       Index        Magellan
                                      Total      Bond Fund       Puritan Fund    Portfolio       Fund
                                   -------------------------------------------------------------------------
Assets

Investments, at fair value         $144,530,503  $21,144,591      $36,551,244    $12,880,666   $17,161,563
Loans receivable from employees       6,179,393
Contributions receivable:
Computer Associates International,
 Inc.                                13,287,584       43,112           12,208          2,928        12,325
                                   -------------------------------------------------------------------------
Total assets                        163,997,480    21,187,703      36,563,452     12,883,594    17,173,888



Liabilities
Distributions payable                 1,079,807       241,284         356,022        161,222        88,157
                                   -------------------------------------------------------------------------
Total liabilities                     1,079,807       241,284         356,022        161,222        88,157

Net assets available               -------------------------------------------------------------------------
 for benefits                      $162,917,673   $20,946,419     $36,207,430    $12,722,372   $17,085,731
                                   =========================================================================




                                   Growth and      Computer      Retirement
                                     Income       Associates    Money Market    Participant
                                    Portfolio     Stock Fund     Portfolio      Loans Fund
                                   -----------------------------------------------------------
Assets

Investments, at fair value         $  8,667,371  $36,092,757      $12,032,311
Loans receivable form employees                                                  $6,179,393
Contributions receivable:
 Computer Associates International,
  Inc.                                   15,232   13,201,779
                                   -----------------------------------------------------------
Total assets                          8,682,603   49,294,536       12,032,311     6,179,393


Liabilities
Distributions payable                    58,913      126,056           48,153
                                   -----------------------------------------------------------
Total liabilities                        58,913      126,056           48,153

Net assets available               -----------------------------------------------------------
for benefits                       $  8,623,690  $49,168,480      $11,984,158    $6,179,393
                                   ===========================================================


See accompanying notes.



                    Computer Associates Savings Harvest Plan

                 Statement of Net Assets Available for Benefits

                                 March 30, 1993




                                                                                       Computer
                                             Investment                               Associates       Money
                                              Contract       Equity      Balanced        Stock         Market      Participant
                                     Total      Fund          Fund         Fund          Fund           Fund        Loans Fund
                                  ----------------------------------------------------------------------------------------------
Assets
Investments, at fair value:
 Mellon Bank, N.A.:EB Stock
  Fund(cost of $13,653,252 and
   $16,363,284, respectively)    $ 37,516,080             $16,560,234  $20,955,846
EB Temporary Investment Fund
 (cost of $5,992,392, $867,161,
  $1,404,058, $469,530, and
   $196,886, respectively)          8,930,027  $5,992,392     867,161    1,404,058   $   469,530                 $  196,886
EB Intermediate Bond Fund
 (cost of $24,409,630 and
  $8,378,847,respectively)         33,769,161  24,898,016                8,871,145
GIC Fund Eight (cost of
 $2,466,994)                        2,466,994   2,466,994
EB Special Stock Fund
 (cost of $1,482,497)               1,875,245               1,875,245
EB Temporary Investment
 Treasury Fund (cost of
 $7,753,551)                        7,753,551                                                     $7,753,551
Computer Associates
 International, Inc.
 Common Stock (946,323 shares
 at  a  cost of $11,843,580)       22,593,462                                         22,593,462
 Loans receivable from employees    2,670,696                                                                     2,670,696
 Cash                                   9,765       9,765
 Contributions receivable:
  Computer Associates
   International, Inc.             12,045,813     166,599     924,005    1,561,470     9,393,739

Accrued investment income             322,160     170,041      45,018      104,853            86       2,126             36
                                  ----------------------------------------------------------------------------------------------
Total assets                      129,952,954  33,703,807  20,271,663   32,897,372    32,456,817   7,755,677      2,867,618


                    Computer Associates Savings Harvest Plan

            Statement of Net Assets Available for Benefits (continued)

                                 March 30, 1993

                                                                                       Computer
                                             Investment                               Associates       Money
                                              Contract       Equity      Balanced        Stock         Market      Participant
                                     Total      Fund          Fund         Fund          Fund           Fund        Loans Fund
                                  ----------------------------------------------------------------------------------------------
Liabilities
Distributions payable               1,487,423      693,938      380,945       321,783         1,130      89,627
                                  ----------------------------------------------------------------------------------------------
Total liabilities                   1,487,423      693,938      380,945       321,783         1,130      89,627
                                  ----------------------------------------------------------------------------------------------
Net assets available
 for benefits                    $128,465,531  $33,009,869  $19,890,718  $32,575,589    $32,455,687  $7,666,050     $2,867,618
                                  ==============================================================================================




See accompanying notes.





                    Computer Associates Savings Harvest Plan

            Statement of Changes in Net Assets Available for Benefits

                            Year ended March 30, 1994




                                                         U.S. Equity                         Computer     Retirement
                                Intermediate                Index     Magellan   Growth and  Associates  Money Market  Participant
                        Total    Bond Fund   Puritan Fund Portfolio     Fund    Income Fund  Stock Fund   Portfolio     Loans Fund
                     -------------------------------------------------------------------------------------------------------------
Additions
Contributions:
 Computer Associates
 International, Inc. $ 17,034,607  $   319,362  $   443,619 $    13,714  $1,152,509 $  990,644 $13,786,516 $   328,243
 Employees             12,840,669    1,726,448    2,913,224   1,318,249   2,344,786  1,737,823   2,030,364     769,775
Income from investments:
 Interest and
  dividend income       9,090,350    1,933,715    4,737,251     702,288     957,898    378,035      64,245     316,801  $     117
Net realized and
unrealized appreciation
 (depreciation) in fair
 value of investments   7,629,882     (681,152)    (796,578)   (222,089)   (586,204)  (202,839)  10,118,744
                     -------------------------------------------------------------------------------------------------------------
Total additions        46,595,508    3,298,373    7,297,516   1,812,162   3,868,989  2,903,663   25,999,869  1,414,819        117


Deductions
Withdrawals and
distributions         (11,876,374)  (2,321,425)  (2,854,882) (1,260,177)   (736,056)  (323,264)  (2,933,516)(1,271,664)  (175,390)
Interfund transfers
- -net                               (13,034,955)    (805,406) (7,719,930) 13,953,545  6,044,995   (6,352,615) 4,427,318  3,487,048
Administrative
 expenses                (266,992)      (5,443)      (5,387)       (401)       (747)    (1,704)        (945)  (252,365)
                     -------------------------------------------------------------------------------------------------------------

Total (deductions)
 additions            (12,143,366) (15,361,823)  (3,665,675) (8,980,508) 13,216,742  5,720,027   (9,287,076) 2,903,289  3,311,658
                     -------------------------------------------------------------------------------------------------------------

Net additions
(deductions)           34,452,142  (12,063,450)   3,631,841  (7,168,346) 17,085,731  8,623,690   16,712,793  4,318,108  3,311,775
Net assets available
for benefits at
beginning of year     128,465,531   33,009,869   32,575,589  19,890,718                          32,455,687  7,666,050  2,867,618
                     -------------------------------------------------------------------------------------------------------------
Net assets available
for benefits at end
of year              $162,917,673  $20,946,419  $36,207,430 $12,722,372 $17,085,731 $8,623,690  $49,168,480$11,984,158 $6,179,393
                     =============================================================================================================


See accompanying notes.





                    Computer Associates Savings Harvest Plan

            Statement of Changes in Net Assets Available for Benefits

                            Year ended March 30, 1993


                                                                                       Computer
                                             Investment                               Associates       Money
                                              Contract       Equity      Balanced        Stock         Market      Participant
                                     Total      Fund          Fund         Fund          Fund           Fund        Loans Fund
                                 -----------------------------------------------------------------------------------------------
Additions
Contributions:
 Computer Associates
International, Inc.              $ 17,162,609  $ 2,107,166   $ 1,553,455  $ 2,625,173  $ 9,940,190   $ 936,625
Employees                          11,267,969    3,377,720     2,031,411    3,425,961    1,759,307     673,570
Income from investments:

Interest and dividend income        4,644,663    2,379,602       479,106    1,181,840      130,717     281,434     $  191,964
Net realized and unrealized
appreciation in fair value of
investments                        12,615,814      979,347     1,608,136    2,107,574    7,920,757
                                 -----------------------------------------------------------------------------------------------
Total additions                    45,691,055    8,843,835     5,672,108    9,340,548   19,750,971   1,891,629        191,964

Deductions
Withdrawals and distributions     (11,937,794)  (4,472,283)   (2,203,759)  (2,988,890)    (805,797) (1,486,465)        19,400
Interfund transfers-net                         (2,423,074)    1,878,391      936,563   (1,838,089)    514,179        932,030
Withdrawal of forfeitures
applied against contributions
 and administrative expenses       (1,215,239)      (2,042)                                         (1,213,197)
                                 -----------------------------------------------------------------------------------------------
Total (deductions) additions      (13,153,033)  (6,897,399)    (325,368)   (2,052,327)  (2,643,886) (2,185,483)       951,430


Transfer of assets from other
plans                                 394,897        5,029        7,950        23,835        4,886     353,197
                                 -----------------------------------------------------------------------------------------------

Net additions                      32,932,919    1,951,465    5,354,690     7,312,056   17,111,971      59,343      1,143,394

Net assets available for
benefits at beginning of year      95,532,612   31,058,404   14,536,028    25,263,533   15,343,716   7,606,707      1,724,224
                                 -----------------------------------------------------------------------------------------------
Net assets available for
benefits at end of year          $128,465,531  $33,009,869  $19,890,718   $32,575,589  $32,455,687  $7,666,050     $2,867,618
                                 ===============================================================================================

See accompanying notes.

          Computer Associates Savings Harvest Plan

                Notes to Financial Statements

                       March 30, 1994





1. Description of the Plan

General

The following description of the Computer Associates Savings
Harvest Plan (the "Plan") provides only general information.
Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all eligible full-time employees. An employee is eligible to participate in the Plan in the month following completion of one full year of service to Computer Associates International, Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On March 31, 1993, Fidelity Management Trust Company ("Fidelity") replaced Mellon Bank, N.A. ("Mellon") as the trustee of the Plan and all assets of the Plan were subsequently transferred from Mellon to Fidelity in a series of wire transfers as follows:

From  Mellon's  Money  Market Fund to Fidelity's  Retirement
Money Market Portfolio.

From   Mellon's  Investment  Contract  Fund  to   Fidelity's
Intermediate Bond Fund.

From  Mellon's Equity Fund to Fidelity's U.S.  Equity  Index
Portfolio.

From Mellon's Balanced Fund to Fidelity's Puritan Fund.

From  Mellon's Computer Associates Stock Fund to  Fidelity's
Computer Associates Stock Fund.

Any income from investments, withdrawals and distributions or interfund transfers that occurred at Mellon during the period that the assets were being transferred to Fidelity have been combined with Fidelity's activity and is reflected in the Statement of Changes in Net Assets Available for Benefits on a combined basis. All transfers of assets from Mellon to Fidelity were completed by June 1993.

During the Plan year ended March 30, 1993, the Plan was amended on one occasion as a result of the acquisition of the Nantucket Corporation by the Company. The assets of the Nantucket Corporation 401(K) Profit Sharing Plan were transferred into the Plan during 1993.

          Computer Associates Savings Harvest Plan

1. Description of the Plan (continued)

Contributions

During each payroll period, Plan participants may elect to contribute a percentage of their base compensation ranging from 2% to 15%. Each participant can change this election at any time but not more than once every three months.

To comply with the Tax Reform Act of 1986, pre-tax contributions elected by any participant may not exceed $8,994 and $8,728 for the calendar years ended December 31, 1993 and 1992, respectively. Commencing July 1993, participants may contribute on an after-tax basis as well.

The Company contributes to the Plan on behalf of each participant as a matching contribution, an amount equal to 50% of such participant's contribution up to a maximum of 2.5% of the participant's base compensation. The matching contributions for the years ended March 30, 1994 and 1993 were $3,747,023 and $3,472,825, respectively.

In addition to its matching contribution, the Company may contribute to the Plan in respect of each year, a discretionary contribution in an amount that the Board of Directors of the Company may, in its sole discretion, determine. The discretionary contributions for the years ended March 30, 1994 and 1993 were $13,287,584 and
$13,689,784 (inclusive of $750,000 funded by accumulated Plan forfeitures for Plan year 1993) respectively. The discretionary contribution is allocated to each participant generally in the same ratio that the participant's base compensation for the Plan year bears to the base compensation of all participants for such Plan year. The discretionary contribution for the year ended March 30, 1994 includes 447,453 common shares of the Company valued at $13,199,875. The discretionary contribution for the year ended March 30, 1993 includes 387,461 common shares of the Company valued at $8,717,873.

Participant Accounts

A separate account is established and maintained in the name of each participant and reflects the participant's balance invested therein. Such balance includes earnings and losses allocated to the participants accounts based upon the percentage investment of the account balance to the total fund balances.

          Computer Associates Savings Harvest Plan

1. Description of the Plan (continued)

Vesting

The matching and discretionary contributions made by the Company on behalf of a participant vest as follow. With less than three years of service, 0% is vested. The participant's vested percentage then increases to 20% after three years, 40% after four years, 60% after five years, 80% after six years, and 100% after seven years of service. In addition, 100% vesting occurs upon death or total disability of a participant, upon attainment of normal retirement age, or upon termination of the Plan.

Investment Options

The assets of the Plan are invested by Fidelity in seven separate funds:

 Fidelity  Intermediate Bond Fund which invests in high  and
 upper-medium    grade   fixed-income    obligations    with
 intermediate maturities.

 Fidelity Puritan Fund, which invests in income-producing common stocks, preferred stocks, and bonds.

 Fidelity U.S. Equity Index Portfolio, which invests mostly in the common stock of the 500 companies that make up the Standard & Poor's 500 Index.

 Fidelity Magellan Fund, which invests in common stock and securities convertible to common stock.

 Fidelity Growth and Income Portfolio, which invests in common stock, securities convertible to common stock, preferred stock and fixed income securities.

 Computer Associates Stock Fund, which is invested in the common stock of a single company, Computer Associates
 International, Inc.

 Fidelity Retirement Money Market Portfolio, which invests in high-quality, U.S. dollar denominated money market instruments.

Beginning June 1993, participants may redirect future contributions or transfer their current investment balances between funds on a daily basis in increments of 1%. Prior to June 1993, investment elections were limited to 20% increments between funds and could not be changed more than once every three months.

          Computer Associates Savings Harvest Plan

1. Description of the Plan (continued)

Payment of Benefits

The Plan provides for benefit distributions to Plan participants or their beneficiaries upon the participant's retirement, termination of employment or death. Any participant may apply to withdraw all or part of his/her vested account balance subject to specific hardship withdrawal provision criteria in the Plan and the approval of the Plan Administrative Committee.

Participant Loans Receivable

Any participant may take a loan from his/her account based upon certain provisions of the Plan being met. The rate of interest on loans to participants shall be at a reasonable rate fixed at the time the loan is approved. Upon the death, retirement or termination of employment of the participant, the Plan may deduct the total unpaid balance or any portion thereof from any payment or distribution to which the participant or his beneficiaries may be entitled.

Expense Allocation

To   the   extent  that  the  costs  of  recordkeeping   and
administration  of  the  funds  are  not  covered  by   Plan
forfeitures, they are borne by the Plan sponsor, (the Company). Such costs for Plan years 1994 and 1993 were $230,083 and $465,238, respectively, and were covered by Plan forfeitures.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. Significant Accounting Policies

Valuation of Investments

Investments in Fidelity funds and Computer Associates stock fund are stated at fair value based upon quoted prices in published sources.

The fair value of participation units owned by the Plan in Mellon Bank, N.A. funds were based on quoted redemption value on the last business day of the Plan year.

          Computer Associates Savings Harvest Plan

2. Significant Accounting Policies (continued)

The realized net gain or loss on sale of investments is the difference between the proceeds received and the average cost of investments sold. The unrealized net gain or loss is the difference between the fair value and the cost of investments for each year. These combined amounts are included in the statement of changes in net assets available for benefits.

3. Investments

The following investments represent 5% or more of the Plan's net assets at March 30, 1994, which are represented at fair value as determined by quoted market prices.

                                        Number of
                                          Units        Fair Value
                                       ---------------------------
Intermediate Bond Fund                  2,046,911    $21,144,591                                  1
Puritan Fund                            2,355,106     36,551,244
U.S. Equity Index Portfolio               780,646     12,880,666
Magellan Fund                             246,150     17,161,563
Growth and Income Portfolio               402,572      8,667,371
CA Stock Fund                           2,784,935     36,092,757
Retirement Money Market Portfolio      12,032,311     12,032,311


4. Income Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "Code"), and its related trust is therefore exempt from Federal income tax under Section 501 of the Code. Subsequent to the ruling, the Plan has been amended to comply with provisions of the Tax Reform Act of 1986 and the tax acts thereafter. The Plan was restated in its entirety effective March 31, 1992. The Company submitted the Plan to the
Internal   Revenue  Service  in  June  1994   for    a   tax
determination letter. In the interim, the Company is not aware of any course of action or series of events that might adversely affect the qualified status of the Plan.


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                          Schedules

                Computer Associates Savings Harvest Plan

        Item 27a-Schedule of Assets Held for Investment Purposes

                             March 30, 1994


 Identity of Issue, Borrower,                Number
   Lessor or Similar Party                  of Units       Cost       Current Value
- --------------------------------------------------------------------------------------
Fidelity Intermediate Bond Fund              2,046,911    $21,950,211    $21,144,591

Fidelity Puritan Fund                        2,355,106     37,569,556     36,551,244

Fidelity U.S. Equity Index Portfolio           780,646     13,239,802     12,880,666

Fidelity Magellan Fund                         246,150     17,798,126     17,161,563

Fidelity Growth and Income Portfolio           402,572      8,902,759      8,667,371

Fidelity Computer Associates Stock Fund      2,784,935     34,239,390     36,092,757

Fidelity Retirement Money Market Portfolio  12,032,311     12,032,311     12,032,311

Loans Receivable from Employees*                            6,179,393      6,179,393
                                                         ----------------------------
Total                                                    $151,911,548   $150,709,896
                                                         ============================

*Detail list available upon request.




                    Computer Associates Savings Harvest Plan

                  Item 27d-Schedule of Reportable Transactions

                            Year ended March 30, 1994


                                  Number of    Purchase     Number                    Cost of     Net Gain
Identity of Party Involved        Purchases     Price      of Sales   Sales Price      Assets      (Loss)
- ------------------------------------------------------------------------------------------------------------



Category (iii)-a series of
security transactions in
excess of 5% of plan
assets:
Intermediate Bond Fund              204      $32,960,125     177       $11,133,883  $11,009,415   $  124,468
Puritan Fund                        204       51,391,782     187        14,043,961   13,822,227      221,734
U.S. Equity Index Portfolio         198       25,127,711     180        12,024,102   11,887,055      137,047
Magellan Fund                       206       23,229,619
Growth and Income Portfolio         198       11,317,971
Computer Associates Stock Fund      213       50,375,028     190        24,401,015   16,135,638    8,265,377
Retirement Money Market Portfolio   211       28,269,145     189        31,236,834   31,236,834


There were no category (i), (ii) or (iv) reportable transactions during the period ended March 30, 1994.

